UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  )

Under the Securities Exchange Act of 1934

Blue Sphere Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09605C202
(CUSIP Number)

Adam D. Averbach, Esq. Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box☒

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,448,619

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
67,448,619

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,448,619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Justin B. Borus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,448,619

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
67,448,619

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,448,619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,137,404

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,137,404

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,137,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund II LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,238,011

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,238,011

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,238,011

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C202

1	NAMES OF REPORTING PERSONS

Lazarus Investment Partners LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,073,204

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,073,204

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,073,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON
PN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Shares”) of Blue Sphere Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 301 McCullough Drive, 4th Floor, Charlotte, North Carolina 28262.

Item 2.  Identity and Background.

(a), (f)  This statement is being filed by Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), Justin B. Borus, a United States citizen, Lazarus Israel Opportunities Fund LLLP, a Delaware limited liability limited partnership (“Lazarus Israel I”), Lazarus Israel Opportunities Fund II LLLP, a Delaware limited liability limited partnership (“Lazarus Israel II”) and Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).  Lazarus Management, Mr. Borus, Lazarus Israel I, Lazarus Israel II and Lazarus Partners are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”  Lazarus Israel I, Lazarus Israel II and Lazarus Partners are collectively referred to as the “Funds.”  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

(b)  The business address for each of the Reporting Persons is 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

(c)  Mr. Borus is the manager of Lazarus Management, the investment adviser and general partner of each of the Funds.  Each of the Reporting Persons is engaged in the business of investment.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Except as described below, during the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On September 10, 2014, Lazarus Management entered into a negotiated settlement with the United States Securities and Exchange Commission (File No. 3-16068) relating to alleged violations (i.e., late filings) of Sections 13(d) and 16(a) of the Exchange Act of 1934 and Rules 13d-1, 13d-2 and 16a-3 promulgated thereunder. Lazarus Management agreed to the terms of the settlement, without admitting or denying any wrongdoing, paid a civil money penalty of $60,000 and agreed to cease and desist from any future violations.  The SEC’s order noted that, in determining to accept the offer, the SEC considered certain remedial acts undertaken by Lazarus Management and cooperation afforded to the SEC staff.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the Reporting Persons’ acquisition of the Shares referred to in Item 4 below was the working capital or funds available for investment of the Funds.

Item 4.  Purpose of Transaction.

The Reporting Persons originally filed a statement on Schedule 13G on January 14, 2016 covering the beneficial ownership of the Shares.  On February 15, 2016, the Reporting Persons entered into a private placement transaction for the purchase of additional Shares and warrants to purchase Shares with the Issuer, as described in Item 5 below, and, as a result of that transaction and the increase in their beneficial ownership, are filing this Schedule 13D.  The response to Item 5 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are an attractive investment.  The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer.  Such discussions may include one or more members of the Issuer’s management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.  These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, or other securities in the open market or otherwise; (ii) disposing of any or all of their securities in the open market or otherwise; or (iii) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons do not have any present plans or proposals that relate to or otherwise would result in one or more of the actions described in those subsections.

Item 5.  Interest in Securities of the Issuer.

(a)-(e)  Reference is made to Items 7, 9, 11 and 13 of pages 2-6 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule by Lazarus Israel I consist of 34,637,404 Shares and warrants to purchase an additional 12,500,000 Shares (“Warrants”).  The securities reported by Lazarus Israel II consist of 6,510,738 Shares and 2,727,273 Warrants.  The securities reported by Lazarus Partners consist of 8,800,476 Shares and 2,272,728 Warrants.  The securities reported by Lazarus Management and Mr. Borus consists of the sums of the Shares and Warrants held by the Funds.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-6 was calculated based on 217,317,675 Shares outstanding as of February 15, 2016 based on information obtained by the Issuer in the subscription agreement entered into with the Reporting Persons stating that there were 182,317,675 Shares issued and outstanding as of January 28, 2016, supplemented by the 35,000,000 Shares issued in connection with the private placement transaction described below.

The Reporting Persons have the sole power to vote or to direct the voting of all such Shares described above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such Shares described above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such Shares described above, and do not have shared power to dispose or direct the disposition of any such Shares described above.  No Fund has any disposition or voting power over any Shares held by any other Fund.

Lazarus Management is the investment adviser and general partner of the Funds, and consequently may be deemed to have voting control and investment discretion over securities owned by the Funds. Mr. Borus is the manager of Lazarus Management and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.   The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the Shares or Warrants owned by the Funds.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the Shares and Warrants set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein and each Fund disclaims beneficial ownership of any Shares and Warrants owned by any other Fund.

On February 15, 2016, the Funds purchased an aggregate of 35,000,000 Shares at $0.055 per Share and Warrants to purchase, in the aggregate, 17,500,001 Shares at an exercise price of $0.10 per Share.  The Warrants are exercisable for 5 years from the date of issuance.  With respect to this transaction, Lazarus Israel I purchased 25,000,000 Shares and 12,500,000 Warrants, Lazarus Israel II purchased 5,454,545 Shares and 2,727,273 Warrants and Lazarus Partners purchased 4,545,455 Shares and 2,272,728 Warrants.  The Shares and Warrants were purchased directly from the Issuer in a privately negotiated transaction as described in the Issuer’s Form 8-K filed with the SEC on February 17, 2016.

In addition to the purchase of the Shares and Warrants on February 15, 2016 in the private placement described above, the Reporting Persons effected the transactions in the Issuer’s shares as set forth in Exhibit B during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Funds are each a party to a subscription agreement with the Issuer dated February 15, 2016 pursuant to which Shares and Warrants were purchased, as more fully described in Item 5 above.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:
Joint Filing Agreement, dated as of February 18, 2016, by and among Lazarus Management Company LLC, Justin B. Borus, Lazarus Israel Opportunities Fund LLLP, Lazarus Israel Opportunities Fund II LLLP and Lazarus Investment Partners LLLP.

Exhibit B:	Transactions in Shares effected in past 60 days.

Exhibit C:	Form of Securities Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on February 17, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2016

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
LAZARUS ISRAEL OPPORTUNITIES FUND LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS ISRAEL OPPORTUNITIES FUND II LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager